Exhibit 99.1

InflaRx Announces Strategy Focused on Capital-Efficient Execution with Izicopan and Near-Term Value Creation

•	InflaRx to prioritize izicopan as its leading pipeline asset, with a goal of continuing toward Phase 2b readiness in hidradenitis suppurativa (HS)
•
To broaden signal-finding activities for izicopan in additional I&I (inflammation and immunology) indications, InflaRx intends to conduct a PK bridging study in China in 2026 to enable expedited proof of concept studies in China and additional geographies

•	Toward the goal of fast-tracking izicopan development across all applicable I&I indications, InflaRx continues its concurrent strategy to foster discussions with potential collaborators
•	InflaRx is executing an approximately 30% workforce reduction, leading to a significant reduction of the Company’s cost structure, and extension of its cash runway to mid-2027
•	The Company intends to host a virtual Capital Markets Day to highlight the clinical utility and commercial potential of izicopan in HS and I&I broadly in spring 2026

Jena, Germany, January 8, 2026– InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced it is undertaking measures to reduce spending, extend the Company’s cash runway, and align resources to enable further development of izicopan in HS and other I&I indications as a potential best-in-class C5aR inhibitor and pipeline-in-a-product.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “In an effort to enable the long-term success of InflaRx we have made the decision to increase our capital efficiency and tightly focus the Company. Our goal with this realignment is to prioritize resources toward izicopan in hidradenitis suppurativa and additional areas in inflammation and immunology, allowing us to maximize its value as a significantly differentiated oral inhibitor of C5aR and pipeline-in-a-product. We are very optimistic about our strategy and the sizable potential of izicopan, and look forward to reporting additional progress during the year.”

Restructuring and reduction in Gohibic (vilobelimab) spending
As part of its strategic focusing, InflaRx is streamlining its organizational structure and largely discontinuing non-essential activities outside the development of izicopan. These actions are designed to sharpen the Company’s strategic execution, concentrate resources on its highest-value asset, and materially improve capital efficiency.

InflaRx has initiated a workforce reduction of approximately 30% and substantial spending reductions, including significant reductions in Gohibic (vilobelimab) commercial spending and related functions. The Company estimates these activities will result in a one-time charge of approximately $7 million. The majority of this charge will be a non-cash charge related to the write-off of vilobelimab inventory, with a smaller portion associated with the restructuring, including personnel-related costs and the termination or modification of certain third-party contracts. Upon completion, InflaRx expects a significantly leaner cost structure, enabling substantial and sustained reductions in operating expenses and a meaningful extension of its cash runway to mid-2027.

InflaRx will maintain the operational capability needed to support the ongoing BARDA “Just Breathe” Phase 2 clinical platform study in ARDS and does not expect these actions to negatively impact the trial. InflaRx will keep Gohibic (vilobelimab) available for ordering inside the US under its emergency use authorization and maintain the ability to satisfy Gohibic (vilobelimab) demand in the US on a reactive basis.

InflaRx will continue to review partnering opportunities for Gohibic in the US and Europe. In addition, as previously disclosed, the Company anticipates meeting with the FDA to determine a potential development path forward for vilobelimab in pyoderma gangrenosum, which it anticipates would only be conducted in collaboration with a partner.

Enabling broader development with izicopan (INF904) in I&I
Given data demonstrating its advantageous PK/PD profile, meaningful differentiation as an inhibitor of the C5a/C5aR axis, and potential to address HS, chronic spontaneous urticaria (CSU) and other I&I indications, the Company will prioritize resource allocation and clinical development toward izicopan while continuing active dialog with potential partners across all geographies to expedite and maximize value.

In HS InflaRx continues to make progress toward Phase 2b readiness. InflaRx is in active dialogue with the FDA related to the Phase 2b study design and potential endpoints. The aim is to align on a development path and endpoints expected to meaningfully differentiate izicopan from existing therapies, while also addressing variability inherent in some HS trial outcomes. InflaRx is moving as quickly as is feasible in this effort and intends to provide an update on its HS Phase 2b planning and readiness in due course.

InflaRx sees significant potential for izicopan to address unmet needs in multiple I&I indications beyond HS, including CSU, where InflaRx continues data analysis and active dialog with thought leaders to determine next steps. Given the supportive nature of the Phase 2a data collected to-date from the two main CSU (all-comer) dosing cohorts, and low enrollment trends in the third (anti-IgE refractory) dosing cohort, InflaRx has decided to close the third treatment cohort. InflaRx will utilize the existing data set to determine next steps for izicopan in CSU, which the Company expects to communicate later this year.

InflaRx intends to submit the izicopan Phase 2a datasets in HS and CSU for presentation at medical conferences later this year.

Toward the goal of generating proof of concept data in additional I&I indications as efficiently as possible, InflaRx intends to conduct a PK bridging study with izicopan in China this year in order to expedite subsequent proof of concept studies in China and elsewhere. The Company intends to provide an update on these efforts, and on efforts in additional potential I&I indications, later this year.

Capital Markets Day
InflaRx expects to host a virtual capital markets day this spring. During this event the Company plans to highlight the clinical utility of izicopan in HS and I&I more broadly, including izicopan’s role in respective I&I treatment algorithms, and its emerging commercial potential.

About izicopan
Izicopan (INF904) is an orally administered, small molecule inhibitor of the C5a receptor Ca5R1 that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan has minimal inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules (ANs) and draining tunnels (dTs), robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx N.V.
InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead program is izicopan (INF904), an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The company is developing izicopan for the treatment of several inflammatory diseases, including hidradenitis suppurativa (HS). The Company has also developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA	Katja Arnold, Laurie Doyle, Dr. Regina Lutz
Vice President, Head of Investor Relations	Email: inflarx@mc-services.eu
Email: IR@inflarx.de	Europe: +49 89-210 2280
U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this press release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things: the receptiveness of izicopan as a treatment for HS and CSU by patients and hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations; our ability to successfully secure distribution channels and commercialize GOHIBIC (vilobelimab) as a treatment for COVID-19 patients and our ability to positively influence treatment recommendations by U.S. and European hospitals, guideline bodies and other third-party organizations; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the Emergency Use Authorization and in the future if approved for commercial use in the United States, Europe or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome and other indications, and any other product candidates, including izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of vilobelimab, izicopan and any other product candidates, including for the development of vilobelimab in several indications, including to obtain full approval of GOHIBIC (vilobelimab) for COVID-19 and other virally induced ARDS, to treat HS and CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our biologics license application submission for GOHIBIC (vilobelimab); the timing and outcome of any discussions or submission of filings for regulatory approval or authorization of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval, the EUA and/or market authorization of vilobelimab or GOHIBIC (vilobelimab) for any indication; our ability to leverage our proprietary anti-C5a and anti-C5a receptor technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; whether the U.S. Food and Drug Administration, the European Medicines Agency or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; the success of our future clinical trials for vilobelimab, izicopan and any other product candidates and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, izicopan or any other product candidates, if approved or authorized for commercial use; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab) in the United States and Europe; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our expectations regarding the scope of any approved indication for vilobelimab; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.